SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number  0-935
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                          NOTIFICATION OF LATE FILING

(Check one)  [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
             [x] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For the period ended    March 31, 2003
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[ ]   Transition Report on Form 10-K and Form 10-KSB
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q and Form 10-QSB
[ ]   Transition Report on Form N-SAR

For the transition period ended
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       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If notification relates to a portion of the filing checked above, identify the item(s) to which the the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of Registrant                       Molecular Diagnostics, Inc.
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Former name if applicable
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Address of principal executive office
(Street and number)                           414 N. Orleans, Suite 510
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City, state and zip code                      Chicago, IL 60614
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                                   PART II
                            RULE 12B-25(B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on For 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
[ ] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

       As previously disclosed on Form 8K, filed with the Commission on March 4, 2003, Ernst & Young, LLP resigned as auditors for Molecular Diagnostics, Inc. ("MDI") effective February 25, 2003. Also as previously disclosed on Form 8K, filed with the Commission on May 1, 2003, the Board of Directors and the Audit Committee reviewed proposals from several auditors, and engaged Altschuler, Melvoin and Glasser, LLP, to audit MDI's financial statements for the year ended December 31, 2002. The engagement was effective April 30, 2003.

       MDI has to date been unable to replace necessary accounting personnel to complete the quarterly disclosures required to be included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (the "Form 10-Q") and is currently unable to timely file the Form 10-Q. Management has prepared internal financial statements for the year ended December 31, 2002, and is prepared to work with the new auditors, as soon as they can begin, to complete the audit of MDI's financial statements for the year ended December 31, 2002 and file the required Form 10-K for the period then ended. Management has also prepared internal financial statements for the three-month period ended March 31, 2003 and intends to complete the disclosures required to be included in Form 10-Q for the three-month period ended March 31, 2003 and to file such Form 10-Q as soon as possible after completion of the 2002 audit. At this time, it is not possible to provide any further guidance as to the exact date when the Form 10-Q will be filed.

       Management has continued to focus all of its efforts to raise additional capital in order to fund continuing operations and to satisfy current liabilities, including amounts due to its previous auditors, the satisfaction of which will speed up the 2002 audit process and the filing of the required Forms for the year ended December 31, 2002 and the three-month period ended March 31, 2003.


                                    PART IV
                               OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

             Peter P. Gombrich                      (312)        222 - 9550
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                  (Name)                         (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [  ] Yes  [x] No

       (3) Is it anticipated that any significant change in results of operations, from the corresponding period for the last fiscal year, will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x] Yes  [ ] No

       It is anticipated that the results of operations for the quarter ended March 31, 2003 are likely to be worse than the results of operations that were reported for the same quarter of the previous fiscal year. Revenues for the first quarter of 2003 will be lower because of the one-time revenue recognition of $298,000 arising from a software license during the first quarter of 2002. In addition, the accounting treatment for certain costs related to the settlement and exercise of the RVC Option Agreement and certain convertible debt transactions entered into during the first quarter of 2003 are as yet to be determined in conjunction with MDI's new auditors. Therefore, it is not possible at the present time for MDI to determine the extent of such difference.


                          Molecular Diagnostics, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 16, 2003                 By  /s/ Peter P. Gombrich
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                                          Peter P. Gombrich
                                          Chairman and Chief Executive
                                          Officer, Acting Chief Financial
                                          Officer and Principal Accounting
                                          Officer

ATTENTION

       Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).